Brett Thompson

Partner at Banner Public Affairs I Master Distiller at Jos. A. Magnus & Co. I CEO at Pork Barrel BBQ

Washington, District of Columbia, United States

Contact

www.linkedin.com/in/brettlthompson (LinkedIn)
bannerpublicaffairs.com (Company)
porkbarrelbbq.com (Company)

Top Skills

Strategic Communications
Public Policy
Policy Analysis

Certifications

Artificial Intelligence: Implications for Business Strategy

Publications

The Secret Sauce of Teamwork

Experience

Jos. A. Magnus & Co.

Board Member
December 2013 - Present (13 years)
Washington DC-Baltimore Area

Banner Public Affairs

Partner
March 2013 - Present (13 years 9 months)
Washington DC-Baltimore Area

Pork Barrel BBQ

CEO
December 2008 - Present (18 years)
Alexandria, Virginia

Mattie Miracle Cancer Foundation

Board Member
November 2013 - Present (13 years 1 month)

United States Senate

Legislative Director
November 2002 - March 2007 (4 years 5 months)

Education

Washington University in St. Louis School of Law

JD · (1997 - 2000)

William & Mary

BA Public Policy · (1993 - 1996)